January 4, 2024

Ramzi Haidamus
PepperLime Health
548 Market Street
Suite 97425
San Francisco, California 94104

Dear Ramzi:

It is with regret that I resign from the PepperLime Health board of directors, effective today.

It has been an honor working with the management team and board, each of whom is extremely hard working, capable, tenacious, highly ethical, and genuinely lovely. I have every confidence that the board and management team will continue to act in the best interests of PepperLime's shareholders, as they have since day one.

As we have discussed, I was excited for the opportunity to serve on a board targeting the possible health and wellness space. As the target field has naturally narrowed and pivoted over time, my interests are not a good match for the current direction. Targets focused on lawful controlled substances and related devices are not an area with which I am personally comfortable. That said, I am confident that there is a lot of opportunity in this area, and it is ripe for creating shareholder value if the board should decide to approve a merger in this space. I have no disagreement with management or the board, and I depart grateful for having had the opportunity to serve on the board of PepperLime. I offer it, and you, my best wishes for continued success.

Sincerely,

Michelle Fang